MET INVESTORS SERIES TRUST

AMENDMENT NO. 2 TO THE INVESTMENT ADVISORY AGREEMENT

(MFS Emerging Markets Equity Portfolio)

This Amendment No. 2 to the Investment Advisory Agreement (the “Agreement”) dated May 1, 2006, as amended May 1, 2009, by and between Met Investors Advisory LLC (a predecessor to MetLife Advisers, LLC), (the “Manager”), and Massachusetts Financial Services Company (the “Adviser”) with respect to the MFS Emerging Markets Equity Portfolio, a series of the Met Investors Series Trust, is entered into effective the 1st of January, 2013.

WHEREAS, the Agreement provides for the Adviser to provide certain investment advisory services for the Manager, for which the Adviser is to receive agreed upon fees; and

WHEREAS, the parties with to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
MFS Emerging Markets Equity Portfolio	0.80% of first $250 million of such assets plus 0.70% on next $250 million of such assets plus 0.55% on next $500 million of such assets plus 0.50% of such assets over $1 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment on the 13th day of November, 2012.

METLIFE ADVISERS, LLC		MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Jeffrey L. Bernier	By:	/s/ Robert J. Manning
	Jeffrey L. Bernier		Robert J. Manning
	Senior Vice President		Chief Executive Officer